                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILL RESULTS FROM MIRANDA GOLD’S RED HILL PROJECT

Vancouver, BC, Canada – January 13, 2011– Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces drill results from its Red Hill project in Eureka County, Nevada. NuLegacy Gold Corp. (“NuLegacy”) (TSX-V: NUG), Miranda’s funding partner at Red Hill completed four drill holes for a total of 4,920 ft (1,515 m).

Three holes in the program tested a large 7,380 ft (2,250 m) by 3,300 ft to 9,900 ft (1,000 to 3,000 m) CSAMT/IP/Resistivity geophysical anomaly that was interpreted to represent carbonaceous material and pyrite. Drill holes RHM10-001 and 002 show highly anomalous gold values in silty limestone with carbon alteration, disseminated pyrite and elevated trace elements, confirming the interpretation. This geologic setting is characteristic of many Carlin-type gold systems. A fourth hole, which intersected 69 ft (21 m) of anomalous gold very near the surface, tested a gold in soil anomaly 4,500 ft (1,370 m) west of the geophysical anomaly.

The holes are widely spaced, more than 3,280 ft (1,000 m) apart, presenting a target-rich environment for discovering significant gold mineralization.

All significant drill intercepts (defined as any mineralization grading 0.010 oz Au/t (0.342 g Au/t) or better over 5 ft (1.5 m) lengths or longer are presented in the following table:

Hole ID	Interval (ft)	Length (ft) *	Grade (oz Au/t)	Length (m)	Grade (g Au/t)

RHM10-001	670-680	10	0.016	3	0.546
Includes:	675-680	5	0.019	1.5	0.622

RHM10-002	970-1000	30	0.012	9.1	0.409
Includes:	995-1000	5	0.020	1.5	0.702

* Drilled intersections; true widths cannot be estimated at this time.

NuLegacy announced today that they “have budgeted $4 million over the next couple of years” for drilling on their consolidated land position at Red Hill.  This exploration will focus on their 45 square mile holdings that include Miranda’s Red Hill and Coal Canyon projects as well as claims they have optioned from Barrick Gold and Idaho Resources. To view a map of the consolidated area go to http://www.mirandagold.com/s/Redhill.asp.

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals. Samples were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish.

Project Details

Red Hill is a sediment-hosted gold project consisting of 79 lode claims covering 2.6 sq mi (6.7 sq km) that is located 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit. The Red Hill project occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. It is one of a series of windows and associated gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration occurring within fault zones in and pervasively in lower-plate sediments.

In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t (24.4m of 4.987g Au/t) from 1,920 to 2,000 ft (585.4 to 609.8m), including 45 ft of 0.237 oz Au/t (913.7m of 8.105g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.